EXHIBIT 11.

                OPTICAL COATING LABORATORY, INC. AND SUBSIDIARIES

                        COMPUTATION OF EARNINGS PER SHARE
                  (Dollars in thousands, except per share data)
                                   (Unaudited)


                           Three Months Ended Nine Months Ended
                                 July 31,              July 31,
                              1995       1994    1995      1994
PRIMARY SHARES:

Average common shares outstanding9,134  8,976   9,044     8,974
Common equivalent shares outstanding      423      40       277        54
                              9,557     9,016   9,321     9,028

Net earnings                 $2,131    $  910  $5,953    $3,359
Dividend on preferred stock    (222)             (222)
Net earnings applicable to
  common stock               $1,909   $   910  $5,731    $3,359

Net earnings per common and common
  equivalent share, primary$    .20   $   .10 $   .61  $    .37

FULLY DILUTED SHARES:

Average common shares outstanding9,134  8,976   9,044     8,974
Common equivalent shares outstanding      554     115       364  84
Potential dilution of convertible
  preferred stock             1,068               356
                             10,756     9,091   9,764     9,058

Net earnings applicable to common stock$1,909 $   910    $5,731  $3,359
Dividend on preferred stock     222               222
Net earnings for calculating fully
  diluted earnings per share $2,131   $   910  $5,953    $3,359

Net earnings per common and common
  equivalent share, fully diluted$    .20$    .10$    .61$    .37


Fully diluted earnings per common and common equivalent share are the same as primary earnings per share and are, therefore, not separately presented in the consolidated statements of earnings.